Exhibit 12.1
GEORGIA POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2015

	Year ended December 31,
	2011	2012	2013	2014	2015
	---------------------------------------------Thousands of Dollars-----------------------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings Before Income Taxes	$1,781,406	$1,867,911	$1,909,491	$1,965,691	$2,040,164
Distributed income of equity investees	13,830	7,126	3,649	1,632	17
Interest expense, net of amounts capitalized	342,935	365,842	360,546	348,482	363,120
Interest component of rental expense	59,943	60,987	64,442	64,296	97,651
Amortization of capitalized interest	40	41	40	40	40
AFUDC - Debt funds	36,952	21,185	13,500	17,903	16,061
Earnings as defined	$2,235,106	$2,323,092	$2,351,668	$2,398,044	$2,517,053
FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$362,030	$364,508	$340,983	$332,634	$345,282
Interest on affiliated loans	9,340	174	281	697	811
Interest on interim obligations	—	1,359	664	671	495
Amortization of debt discount, premium and expense, net	22,497	23,033	25,868	25,315	24,496
Other interest charges	(13,834)	(1,953)	6,366	7,400	8,277
Interest component of rental expense	59,943	60,987	64,442	64,296	97,651
Fixed charges as defined	$439,976	$448,108	$438,604	$431,013	$477,012
RATIO OF EARNINGS TO FIXED CHARGES	5.08	5.18	5.36	5.56	5.28